UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

Cadmus Communications Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

127587103

(CUSIP Number)

December 26, 2006

(Date of Event Which Requires Filing of this Statement)

Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901
Telephone: (203) 302-3700
Attn: Robert G. Burton, Jr.

with a copy to:

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, NY 10004
Telephone: (212) 837-6000
Attn: Kenneth A. Lefkowitz

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D
CUSIP No. 127587103		Page 2 of 7

1	NAME OF REPORTING PERSONS Cenveo, Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 84-1250533
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,014,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,014,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. 127587103		Page 3 of 7

Item 1. Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $0.50 per share (the “Shares”), of Cadmus Communications Corporation, a Virginia corporation (“Cadmus”). The name and address of the principal executive offices of the Issuer are:

Cadmus Communications Corporation
1801 Bayberry Court, Suite 200
Richmond, VA 23226

Item 2. Identity and Background

The name of the person filing this statement is Cenveo, Inc., a Colorado corporation (“Cenveo”).

The address of the principal business and the principal office of Cenveo is One Canterbury Green, 201 Broad Street, Stamford, Connecticut 06901. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Cenveo is set forth on Schedule A.

Cenveo is one of North America’s leading providers of print and visual communications, with one-stop services from design through fulfillment. Cenveo’s services and products include commercial printing, envelopes, labels, packaging and business documents delivered through a network of production, fulfillment and distribution facilities throughout North America.

During the past five years, neither Cenveo nor, to the best of Cenveo’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Cenveo has entered into the Voting Agreement and Irrevocable Proxy (the “Voting Agreement”) described in response to Item 4. Cenveo has not expended any funds in connection with the Voting Agreement.

Item 4. Purpose of the Transaction

On December 27, 2006, Cenveo, Inc. (“Cenveo”) announced that it had entered into an Agreement of Merger dated as of December 26, 2006 (the “Merger Agreement”) among Cenveo, Mouse Acquisition Corp., an indirect wholly-owned subsidiary of Cenveo (“Merger Sub”), and Cadmus. The Merger Agreement is attached hereto as Exhibit 2.1 and made a part hereof. The Merger Agreement provides, among other things, for the merger of Merger Sub with and into Cadmus (the “Merger”), with Cadmus as the surviving corporation (the “Surviving Corporation”). All of the issued and outstanding Shares of Cadmus (other than Shares owned by Cenveo or Merger Sub) will be converted into the right to receive an amount in cash equal to $24.75 per share, without interest. The Merger is subject to customary conditions, including approval and adoption of the Merger Agreement by the shareholders of Cadmus.

SCHEDULE 13D
CUSIP No. 127587103		Page 4 of 7

After the Merger, Cenveo will beneficially own all of the outstanding shares of common stock of the Surviving Corporation.

In connection with the Merger, Bruce V. Thomas, the President and Chief Executive Officer of Cadmus, and Clary Limited, Purico (IOM) Limited and Melham US Inc., which are affiliated with Nathu R. Puri, who is a director of Cadmus (each, a “Shareholder”), entered into a Voting Agreement with Cenveo dated as of December 26, 2006. The Voting Agreement is attached hereto as Exhibit 99.1 and made a part hereof. Pursuant to the Voting Agreement, the Shareholders have agreed to vote 2,014,960 Shares, or approximately 21.1% of the outstanding Shares, in favor of approval and adoption of the Merger Agreement.

During the period beginning on December 26, 2006 and ending on the earlier of (i) the effective time (as defined in the Merger Agreement) and (ii) the termination of the Merger Agreement, each Shareholder, among other things, has agreed to vote his or its Shares to approve and adopt the Merger Agreement.

During the term of the Voting Agreement, each Shareholder has also agreed that it will not, subject to certain exceptions, (i) solicit, initiate or knowingly take any action designed to facilitate the submission of any Acquisition Proposal (as defined in the Merger Agreement), (ii) engage in negotiations or discussions with, or furnish or disclose any information to, any Person (as defined in the Merger Agreement) other than Cenveo or any of its Representatives (as defined in the Merger Agreement) in connection with an Acquisition Proposal or (iii) publicly announce that he or it is considering approving or recommending any Acquisition Proposal.

Item 5. Interest in Securities of the Issuer

(a) Cenveo, pursuant to the Voting Agreement, has acquired the right to vote in favor of adoption and approval of the Merger Agreement (as described in Item 4), and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own 2,014,960 Shares, representing approximately 21.1% of the outstanding Shares of Cadmus. Cenveo disclaims beneficial ownership of such Shares.

(b) Cenveo has shared power to vote 2,014,960 Shares pursuant to the Voting Agreement as described in Item 4.

(c) Inapplicable.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See response to Item 4.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

SCHEDULE 13D
CUSIP No. 127587103		Page 5 of 7

Except for the agreements described above, to the best knowledge of Cenveo, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Cadmus, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit 2.1
Agreement of Merger dated as of December 26, 2006 among Cenveo, Inc., Mouse Acquisition Corp. and Cadmus Communications Corporation (filed as Exhibit 2.1 to the Current Report on Form 8-K (filed as Exhibit 2.1 to the Current Report on Form 8-K dated (date of earliest event reported) December 26, 2006 filed with the SEC by Cenveo, Inc. on December 27, 2006 and incorporated herein by reference).

Exhibit 99.1

Voting Agreement dated as of December 26, 2006 among Cenveo, Inc., Clary Limited, Purico (IOM) Limited, Melham US Inc. and Bruce V. Thomas (filed as Exhibit 99.1 to the Current Report on Form 8-K (filed as Exhibit 2.1 to the Current Report on Form 8-K dated (date of earliest event reported) December 26, 2006 filed with the SEC by Cenveo, Inc. on December 27, 2006 and incorporated herein by reference).

SCHEDULE 13D
CUSIP No. 127587103		Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2006

CENVEO, INC.

By:	/s/ Sean S. Sullivan
Name:	Sean S. Sullivan
Its:	Chief Financial Officer

SCHEDULE 13D
CUSIP No. 127587103		Page 7 of 7

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CENVEO, INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Cenveo, Inc. (“Cenveo”) are set forth below. If no business address is given, the director’s or officer’s business address is Cenveo’s. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Cenveo. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors
Name	Present Principal Occupation Including Name and Address(1) of Employer
Robert G. Burton, Sr.	Chairman and Chief Executive Officer
Patrice M. Daniels	Senior Vice President, Corporate Lending GE Commercial Finance 350 South Beverly Drive, Suite 200 Beverly Hills, CA 90212
Leonard C. Green	President, The Green Group 900 Route 9 Woodbridge, NJ 07733
Mark J. Griffin	Headmaster, Eagle Hill School 45 Glenville Road Greenwich, CT 06831
Robert T. Kittel	Partner, Goodwood, Inc. 212 King Street West, Suite 201 Toronto, Ontario, Canada, M5H 1K5
Robert Obernier	Chairman and Chief Executive Officer, Horizon Paper Company 100 First Stamford Place Stamford, CT 06902
Thomas W. Oliva	President

Executive Officers Who Are Not Directors
Name	Present Principal Occupation Including Name and Address(1) of Employer
Sean S. Sullivan	Chief Financial Officer
Timothy Davis	Senior Vice President, General Counsel & Secretary
Harry Vinson	Senior Vice President - Purchasing

(1) Same address as director’s or officer’s business address except where indicated.